     FORM 51-102F3
MATERIAL CHANGE REPORT

1.	Name and Address of Company

Ur-Energy Inc.
1128 Clapp Lane
P.O. Box 279
Manotick, Ontario K4M 1A3

2.	Date of Material Change

April 17, 2007 and April 23, 2007

3.	News Release

Attached as Schedule A, Schedule B and Schedule C are copies of the news releases issued by the Corporation on April 17, 2007 and April 23, 2007, respectively, at Ottawa, Ontario via CCN Matthews.

4.	Summary of Material Change

On April 17, 2007, Ur-Energy Inc. announced that it had entered into an agreement with a syndicate of underwriters led by GMP Securities L.P. for the purchase, on a bought deal basis, of 12,632,000 common shares of the Corporation at a purchase price of $4.75 per share, for aggregate gross proceeds of approximately $60,000,000. The underwriters also have an over- allotment option, exercisable for up to 30 days from the closing date, to purchase up to an additional 1,894,800 common shares of the Corporation on the same terms as the offering.

On April 17, 2007, the Corporation announced that it had entered into a revised agreement with the syndicate of underwriters to increase the purchase on a bought deal basis to 15,158,000 common shares of the Corporation at a purchase price of $4.75 per share, for aggregate gross proceeds of approximately $72,000,000. The underwriters’ over-allotment option is exercisable for up to 30 days from the closing date, to purchase up to 2,273,000 common shares of the Corporation.

On April 23, 2007, the Corporation announced that it had filed a preliminary short form prospectus with the securities commissions in British Columbia, Alberta, Manitoba and Ontario in respect of the previously announced proposed common share bought deal.

5.	Full Description of Material Change

On April 17, 2007, Ur-Energy Inc. announced that it had entered into an agreement with a syndicate of underwriters led by GMP Securities L.P. and including Raymond James Ltd., Cormark Securities Inc. and Canaccord Capital Corporation who agreed to purchase, on a bought deal basis, 12,632,000 common shares of the Corporation at a purchase price of $4.75 per share, for aggregate gross proceeds of approximately $60,000,000. The underwriters will also have an over-allotment option, exercisable for a period of 30 days following the closing date, to purchase up to an additional 1,894,800 common shares of the Corporation on the same terms and conditions for market stabilization and over-allotment purposes. The Corporation intends to use the net proceeds to advance its uranium projects, for potential acquisitions and for general working capital purposes. The common shares will be offered in all the provinces, other than Quebec, and in the United States on a private placement basis pursuant to an exemption from the registration requirements of the United States Securities Act of 1933, as amended. The offering is scheduled to close on or about May 10, 2007 and is subject to certain conditions including, but not limited to, the receipt of all necessary approvals including the approval of the Toronto Stock Exchange and the securities regulatory authorities.

On April 17, 2007, the Corporation announced that due to significant interest in the offering, the Corporation had entered into a revised agreement with the syndicate of underwriters led by GMP Securities L.P. to increase their purchase, on a bought deal basis, to 15,158,000 common shares of the Corporation at a purchase price of $4.75 per share, for aggregate gross proceeds of approximately $72,000,000 instead of the $60,000,000 announced earlier in the day on April 17, 2007. All other aspects of the transaction will remain the same except that the underwriters over-allotment option will be increased to 2,273,000 common shares of the Corporation on the same terms as the offering.

On April 23, 2007, the Corporation announced that it had filed a preliminary short form prospectus with the securities commissions in British Columbia, Alberta, Manitoba and Ontario relating to the previously announced proposed common share bought deal. A syndicate of underwriters led by GMP Securities L.P. and including Raymond James Ltd., Cormark Securities Inc. and Canaccord Capital Corporation have agreed to purchase, on a bought deal basis, 15,158,000 common shares of the Corporation for gross proceeds of approximately $72,000,000.

6.	Reliance on subsection 7.1(2) or (3) of National Instrument 51-102

Not applicable.

7.	Omitted Information

Not applicable.

8.	Executive Officer

John McNeice
Chief Financial Officer
Ur-Energy Inc.
1128 Clapp Lane
P.O. Box 279
Manotick, Ontario K4M 1A3
Telephone: (613) 692-7704

DATED at Ottawa, Ontario, this 23rd day of April, 2007.

UR-ENERGY INC.

By: __/s/ John McNeice______________________
      Name: John McNeice
      Title: Chief Financial Officer

Schedule A

UR-ENERGY ANNOUNCES $60 MILLION BOUGHT DEAL FINANCING

Not for distribution to United States newswire services or for dissemination in the United States

Ur-Energy Inc. (TSX:URE) is pleased to announce that it has entered into an agreement with a syndicate of investment dealers led by GMP Securities L.P., and including Raymond James Ltd., Cormark Securities Inc., and Canaccord Adams (the "Underwriters"), which have agreed to purchase, on a bought deal basis, 12,632,000 common shares of Ur-Energy at a purchase price of $4.75 per common share, for aggregate gross proceeds to the Company in the amount of approximately $60 million. The Underwriters also have been granted an over-allotment option exercisable for a period of 30 days following the closing, to purchase up to 1,894,800 additional common shares at the issue price for market stabilization and over-allotment purposes. Ur-Energy plans to use the net proceeds of the offering to finance the development and exploration of the Company’s uranium projects and for general corporate purposes including working capital.

The common shares to be issued under this offering will be offered by way of a short form prospectus in all provinces in Canada, other than Quebec, and in the United States on a private placement basis pursuant to an exemption from the registration requirements of the United States Securities Act of 1933, as amended.

The offering is scheduled to close on or about May 10, 2007 and is subject to certain conditions including, but not limited to, the receipt of all necessary approvals including the approval of the Toronto Stock Exchange and the securities regulatory authorities.

Ur-Energy is a junior mining company completing mine planning, baseline studies and permitting activities to bring two uranium deposits in Wyoming into production. The company is also engaged in the identification, acquisition and exploration of uranium properties in both Canada and the United States. Shares of the corporation trade on the Toronto Stock Exchange under the symbol URE. Ur-Energy has a registered corporate office in Ottawa, Canada and bases its headquarters in Littleton, Colorado. The company’s website is at www.ur-energy.com.

For further information, please contact:

W. William Boberg
Chief Executive Officer and President
Ur-Energy Inc.
Telephone: (720) 981-4588
Email: bill.boberg@ur-energyusa.com
Web site: www.ur-energy.com

This release contains forward-looking statements regarding capital and processing cost estimates, production rates, amounts, timetables and methods, mining methods, metallurgical recovery rates, government permitting timetables and strategic plans and are based on current expectations that involve a number of business risks and uncertainties. Factors that could cause actual results to differ materially from any forward looking statement include, but are not limited to, failure to establish estimated resources and reserves, the grade and recovery of ore which is mined varying from estimates, capital and other costs varying significantly from estimates, production rates, methods and amounts varying from estimates, delays in obtaining or failures to obtain required governmental, environmental or other project approvals, inflation, changes in exchange rates, fluctuations in commodity prices, delays in development and other factors. Forward-looking statements are subject to significant risks and uncertainties, and other factors that could cause actual results to differ materially from expected results. Readers should not place undue reliance on forward looking statements. The forward-looking statements contained herein are made as of the date hereof and we assume no responsibility to update them or revise them to reflect new events or circumstances.

Schedule B

UR-ENERGY ANNOUNCES INCREASE IN BOUGHT DEAL FINANCING TO $72 MILLION

Not for distribution to United States newswire services or for dissemination in the United States

Ur-Energy Inc. (TSX:URE) is pleased to announce that due to significant interest in the offering, Ur-Energy has entered into a revised agreement with a syndicate of investment dealers led by GMP Securities L.P., and including Raymond James Ltd., Cormark Securities Inc., and Canaccord Adams (the "Underwriters"), who have agreed to increase their purchase, on a bought deal basis, to 15,158,000 common shares of Ur-Energy at a purchase price of $4.75 per common share, for aggregate gross proceeds to the Company in the amount of approximately $72 million instead of $60 million announced earlier today. The Underwriters will continue to have an over-allotment option exercisable for a period of 30 days following the closing, to purchase up to 2,273,000 additional common shares at the issue price for market stabilization and over-allotment purposes. Ur-Energy plans to use the net proceeds of the offering to finance the development and exploration of the Company’s uranium projects and for general corporate purposes including working capital.

The common shares to be issued under this offering will be offered by way of a short form prospectus in all provinces in Canada, other than Quebec, and in the United States on a private placement basis pursuant to an exemption from the registration requirements of the United States Securities Act of 1933, as amended.

The offering is scheduled to close on or about May 10, 2007 and is subject to certain conditions including, but not limited to, the receipt of all necessary approvals including the approval of the Toronto Stock Exchange and the securities regulatory authorities.

Ur-Energy is a junior mining company completing mine planning, baseline studies and permitting activities to bring two uranium deposits in Wyoming into production. The company is also engaged in the identification, acquisition and exploration of uranium properties in both Canada and the United States. Shares of the corporation trade on the Toronto Stock Exchange under the symbol URE. Ur-Energy has a registered corporate office in Ottawa, Canada and bases its headquarters in Littleton, Colorado. The company’s website is at www.ur-energy.com.

For further information, please contact:

W. William Boberg
Chief Executive Officer and President
Ur-Energy Inc.
Telephone: (720) 981-4588
Email: bill.boberg@ur-energyusa.com
Web site: www.ur-energy.com

This release contains forward-looking statements regarding capital and processing cost estimates, production rates, amounts, timetables and methods, mining methods, metallurgical recovery rates, government permitting timetables and strategic plans and are based on current expectations that involve a number of business risks and uncertainties. Factors that could cause actual results to differ materially from any forward looking statement include, but are not limited to, failure to establish estimated resources and reserves, the grade and recovery of ore which is mined varying from estimates, capital and other costs varying significantly from estimates, production rates, methods and amounts varying from estimates, delays in obtaining or failures to obtain required governmental, environmental or other project approvals, inflation, changes in exchange rates, fluctuations in commodity prices, delays in development and other factors. Forward-looking statements are subject to significant risks and uncertainties, and other factors that could cause actual results to differ materially from expected results. Readers should not place undue reliance on forward looking statements. The forward-looking statements contained herein are made as of the date hereof and we assume no responsibility to update them or revise them to reflect new events or circumstances.

Schedule C

UR-ENERGY ANNOUNCES FILING OF PRELIMINARY PROSPECTUS FOR
$72 MILLION BOUGHT DEAL FINANCING

Not for distribution to United States newswire services or for dissemination in the United States

Ur-Energy Inc. (TSX:URE) announced today that it has filed a preliminary short form prospectus with the securities commissions in British Columbia, Alberta, Manitoba and Ontario relating to the previously announced common share bought deal. A syndicate of underwriters led by GMP Securities L.P., and including Raymond James Ltd., Canaccord Capital Corporation, and Cormark Securities Inc. have agreed to purchase, on a bought deal basis, 15,158,000 common shares of Ur-Energy at a price of $4.75 per share for gross proceeds of $72,000,500. The underwriters have also been granted an over-allotment option, exercisable for 30 days following the closing of the offering to purchase an additional 2,273,000 common shares at the issue price for market stabilization and to cover over-allotments.

Closing of the offering is expected to occur on or about May 10, 2007. Ur-Energy plans to use the net proceeds of the offering to finance the development and exploration of the Company’s uranium projects in the United States, for potential acquisitions of uranium resource properties or uranium companies in both the United States and Canada and for general corporate purposes including working capital.

The common shares have not been, and will not be registered under the United States Securities Act of 1933, as amended, (the “Act”) and may not be sold or offered for sale in the United States or otherwise distributed in the United States unless they are registered under the Act or an exemption therefrom is available.

Ur-Energy is a junior mining company completing mine planning, baseline studies and permitting activities to bring two uranium deposits in Wyoming into production. The Company is also engaged in the identification, acquisition and exploration of uranium properties in both Canada and the United States. Shares of Ur-Energy trade on the Toronto Stock Exchange under the symbol URE. Ur-Energy has a registered corporate office in Ottawa, Canada and bases its headquarters in Littleton, Colorado. The Company’s website is at www.ur-energy.com.

FOR FURTHER INFORMATION, PLEASE CONTACT:
Dani Wright, Manager, Investor/Public Relations	Bill Boberg, CEO and President
1-720-981-4588, ext. 242	1-720-981-4588, ext. 223
1-866-981-4588	1-866-981-4588
dani.wright@ur-energyusa.com	bill.boberg@ur-energyusa.com

This release contains forward-looking statements regarding capital and processing cost estimates, production rates, amounts, timetables and methods, mining methods, metallurgical recovery rates, government permitting timetables and strategic plans and are based on current expectations that involve a number of business risks and uncertainties. Factors that could cause actual results to differ materially from any forward looking statement include, but are not limited to, failure to establish estimated resources and reserves, the grade and recovery of ore which is mined varying from estimates, capital and other costs varying significantly from estimates, production rates, methods and amounts varying from estimates, delays in obtaining or failures to obtain required governmental, environmental or other project approvals, inflation, changes in exchange rates, fluctuations in commodity prices, delays in development and other factors. Forward-looking statements are subject to significant risks and uncertainties, and other factors that could cause actual results to differ materially from expected results. Readers should not place undue reliance on forward looking statements. The forward-looking statements contained herein are made as of the date hereof and we assume no responsibility to update them or revise them to reflect new events or circumstances.